FIRST AMENDMENT TO SIXTH AMENDED
AND RESTATED CREDIT AGREEMENT
Made as of August 22, 2022
Between
TRICON RESIDENTIAL INC.
as Borrower
and
EACH OF THE FINANCIAL INSTITUTIONS
PARTIES HERETO
as Lenders
and
ROYAL BANK OF CANADA
as Administrative Agent
and
RBC CAPITAL MARKETS
as Lead Arranger and Sole Bookrunner

FIRST AMENDMENT TO SIXTH AMENDED AND RESTATED CREDIT AGREEMENT
This FIRST AMENDMENT TO SIXTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of August 22, 2022 (this “Amendment”) between Tricon Residential Inc., as borrower (the “Borrower”), each of the financial institutions and other entities from time to time party hereto, as lenders (the “Lenders”), and Royal Bank of Canada, as administrative agent (the “Administrative Agent”).
RECITALS:
A.The Borrower, the Lenders and Administrative Agent are parties to a sixth amended and restated credit agreement dated as of June 30, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

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B.The Borrower has requested an increase to the L/C Sublimit, an extension to the Maturity Date and certain additional amendments to the Credit Agreement to incorporate Term SOFR.
C.One of the Lenders (the “Non-Consenting Lender”) did not consent to the requested extension to the Maturity Date, and the remaining Lenders are in agreement with the Borrower repaying its Obligations owing to the Non-Consenting Lender and the termination of the Non-Consenting Lender’s Commitment prior to or concurrent with the closing of this Amendment.
D.The parties hereto have agreed to amend the Credit Agreement upon the terms and conditions and in the manner as set forth herein.
FOR VALUE RECEIVED, the parties agree as follows:
Article 1 – INTERPRETATION
Section 1.1Definitions
In addition to the defined terms appearing above, capitalized terms used in this Amendment have (unless otherwise provided elsewhere in this Amendment) the meanings given to them in the Credit Agreement.
Section 1.2Incorporation into Credit Agreement
The Credit Agreement and this Amendment shall henceforth be read together and shall have the effect as if all the provisions of such agreements were contained in one instrument.
Section 1.3Section Titles
The Section titles contained in this Amendment are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Amendment.
Article 2 – REPRESENTATIONS AND WARRANTIES
Section 2.1Representations and Warranties
To induce the Administrative Agent and the Lenders to enter into this Amendment, the Borrower makes the following representations and warranties to the Administrative Agent and the Lenders, which representations and warranties shall be effective as of and after the date of this Amendment:
(1)Power and Authority. The execution, delivery and performance by the Borrower of this Amendment (a) are within its powers, (b) have been duly authorized by all necessary or proper corporate, shareholder or other action, (c) do not conflict with, result in a breach or violation of, or constitute a default under, its constating documents or by-laws, any unanimous shareholders’ agreement, any Applicable Law or any other material document to which it is a party or by which it is bound, and (d) do not conflict with or result in the breach or termination of, constitute a default under, or accelerate any performance required by any Material Contract.
(2)Authorization, Execution, Delivery and Binding Effect. This Amendment has been duly authorized, executed and delivered and constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting

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creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.
(3)No Approvals Required. No registration, order, permit, filing, consent, authorization, licence, decree or approval of, from or with any Person, including any Governmental Authority, is necessary or advisable in order to ensure the legality, validity, binding effect and enforceability of this Amendment or the performance of the Borrower’s obligations herein.
(4)No Default. No Default or Event of Default has occurred and is continuing.
Section 2.1Confirmation of Representations and Warranties under Credit Agreement
All of the representations and warranties contained in the Credit Agreement, as amended by this Amendment, are true and correct as of the date hereof, except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties were true and correct when made.
Article 3 – AMENDMENTS TO CREDIT AGREEMENT
Section 3.1Amendments to Credit Agreement
Subject to the conditions and upon the terms set forth in this Amendment, and in reliance on the representations and warranties of the Borrower set forth in this Amendment, effective as of the date hereof, the Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in Exhibit A attached hereto.
Section 3.2Existing Libor Loans
As of date of this Amendment, the Borrower, the Administrative Agent and the Lenders acknowledge that there are existing Libor Loans (as defined in the Credit Agreement, as such agreement existed prior to the amendments contemplated in Exhibit A (the “Existing Credit Agreement”)) outstanding under the Existing Credit Agreement in the amounts and with the maturity dates set out below. Such Libor Loans shall remain Advances under the Credit Agreement until their respective maturity date whereupon each such maturing Libor Loan will be converted to a SOFR Loan or repaid with the proceeds of a USBR Loan.

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LIBOR Loan Amount	LIBOR Loan Maturity
US$[DELETED]	08-15-22
US$[DELETED]	08-26-22
US$[DELETED]	08-31-22
US$[DELETED]	08-31-22
US$[DELETED] [Amounts deleted for confidentiality reasons]	09-06-22

Article 4 – ACKNOWLEDGMENT
Section 4.1Acknowledgement
Each Lender hereby (i) acknowledges and confirms its agreement with the repayment of all Obligations of the Borrower owing to the Non-Consenting Lender without the repayment of such Lender’s Ratable Portion of its Obligations as required pursuant to the terms of the Credit Agreement, (ii) acknowledges and agrees that the Commitment of the Non-Consenting Lender will be terminated and that Schedule 1.1(42) (Branch of Account) and Schedule 1.1(56) (Commitments) will be updated as provided in Exhibit A hereto, and (iii) authorize the Administrative Agent to execute, on its behalf, a release agreement with the Non-Consenting Lender and the Borrower (the “Release Agreement”) which will, among other things, evidence the release of the Non-Consenting Lender’s interest as a Lender under the Credit Agreement.
Article 5 – CONDITIONS PRECEDENT
Section 5.1Conditions Precedent to Effectiveness
The effectiveness of this Amendment is subject to and conditional upon the satisfaction of the following conditions:
(5)The Administrative Agent shall have received Sufficient Copies, in form and substance satisfactory to the Administrative Agent, of the following:
(a)this Amendment duly executed by each of the Borrower, the Lenders and the Administrative Agent;
(b)confirmations of security duly executed by each of the Guarantors;
(c)a certificate of each of the Borrower and the Guarantors dated the date hereof certifying:

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(i)the names and the specimen signatures of the Persons authorized to sign this Amendment and the other Documents to which it is a party;
(ii)that its constating documents and by-laws, which shall be attached thereto, are complete and correct copies and that such constating documents and by-laws have not been amended, modified or supplemented and are in full force and effect; and
(iii)the resolutions of its board of directors, and all other authorizations necessary to authorize the execution and delivery of, and the performance by it of its obligations under, this Amendment and/or the other Documents to which it is a party;
(a)a certificate of status with respect to each of the Borrower and the Guarantors issued by the appropriate Governmental Authority of the jurisdiction of its incorporation;
(b)an opinion of Goodmans LLP, Ontario counsel to the Borrower, addressed to the Administrative Agent and the Lenders with respect to, inter alia, the due authorization, execution and delivery, and enforceability of this Amendment and any other Document to which each of the Borrower and the applicable Canadian Guarantors are a party;
(c)opinions of local counsel to each US Guarantor and to each Canadian Guarantor incorporated in a province other than Ontario, addressed to the Administrative Agent and the Lenders, with respect to, inter alia, the due authorization, execution, delivery and enforceability of the applicable Documents (to the extent governed by local law) to which such Guarantor is a party; and
(d)such other documents and information as the Administrative Agent or the Lenders may reasonably request.
(6)The Administrative Agent shall have received payment of all fees payable pursuant to the fee letter between the Administrative Agent and the Borrower dated August 22, 2022.
(7)Each of the Borrower and the Guarantors shall have provided the Administrative Agent with copies of all third-party consents and material Government Approvals (if any) required in respect of the execution, delivery and performance of this Amendment and/or any other Document to which it is party, and all such consents shall be in full force and effect.
(8)The Obligations owing by the Borrower to the Non-Consenting Lender shall have been repaid, and the Release Agreement shall have been duly executed by the Non-Consenting Lender, the Borrower and the Administrative Agent.
(9)As of the date of this Amendment, no Default or Event of Default shall have occurred and be continuing.

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Article 6 – CONFIRMATION OF SECURITY
Section 6.1Confirmation
The Borrower hereby acknowledges, agrees and confirms that the Security Documents to which it is a party (i) are not released, discharged or otherwise affected by the execution, delivery or performance of this Amendment; (ii) remain in full force and effect without abrogation, impairment or limitation, as legal, valid and binding obligations of the Borrower; and (iii) continue to secure all the Obligations of the Borrower under the Credit Agreement, as amended by this Amendment, and under the other Documents to which the Borrower is a party.
Article 7 – MISCELLANEOUS
Section 7.1No Other Amendments
The Credit Agreement has not been amended or otherwise modified in any respect, except pursuant to this Amendment, and the Credit Agreement is in full force and effect.
Section 7.2Reservation of Rights and Remedies
The Administrative Agent and the Lenders reserve all of their respective rights to proceed to enforce their respective rights and remedies at any time and from time to time in connection with any and all Defaults or Events of Default under the Credit Agreement or any other Document. The rights and remedies of the Administrative Agent and the Lenders under this Amendment shall be cumulative and nonexclusive of any other rights and remedies which the Administrative Agent or any Lender may have under any other agreement, including the other Documents, by operation of law or otherwise.
Section 7.3Severability
Wherever possible, each provision of this Amendment shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Amendment shall be prohibited by or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment.
Section 7.4Parties
This Amendment shall be binding upon and shall enure to the benefit of, the Borrower, the Lenders, the Administrative Agent and their respective successors, and the assigns, transferees and endorsees of any Lender and the Administrative Agent. Nothing in this Amendment, express or implied, shall give to any Person, other than the Borrower, the Lenders and the Administrative Agent and their successors and assigns, any benefit or any legal or equitable right, remedy or claim under this Amendment.
Section 7.5Further Assurances
The Borrower shall, from time to time, upon each request by the Administrative Agent, and the Administrative Agent and the Lenders shall, from time to time, upon each request by the Borrower, at the Borrower’s cost and expense in each case, make, do, execute, or cause to be made, done or executed, all such further and other lawful acts, documents and assurances whatsoever which the Administrative Agent or the Borrower, respectively, reasonably

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determines may be necessary in order to give effect to the provisions, purpose and intent of this Amendment and to complete the transactions contemplated by this Amendment.
Section 7.6Costs and Expenses
The Borrower shall pay to the Administrative Agent all costs and expenses (including fees and expenses of the Administrative Agent’s counsel) incurred in connection with the preparation, negotiation, execution and delivery of this Amendment and any other Documents related thereto.
Section 7.7Loan Document
For greater certainty, this Amendment constitutes a Document.
Section 7.8Governing Law
This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 7.9Counterparts; Electronic Execution
(1)    This Amendment may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same agreement. This Amendment, to the extent signed and delivered by means of electronic transmission (including, without limitation, facsimile and Internet transmissions), shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effect as if it were the original version thereof delivered in person.
(2)    The words “execution,” “signed,” “signature,” and words of like import in any Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.
[SIGNATURE PAGES FOLLOW]
[Signature Pages Redacted to Preserve Confidentiality of Personal Information]

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